Exhibit 99

	2015 Calendar Quarter					2015 Calendar Quarter
	Historical		Reported			Adjusted		Reported			Effect of Change
	First	Second	Third	Fourth	Annual	First	Second	Third	Fourth	Annual	First	Second	Third	Fourth	Annual
Total Operating Revenues	$32,576	$33,015	$39,091	$42,119	$146,801	$32,576	$33,015	$39,091	$42,119	$146,801	$-	$-	$-	$-	$-
Operating Income	5,456	5,712	5,923	7,532	24,623	5,557	5,773	5,923	7,532	24,785	101	61	-	-	162
Net Income	3,276	3,146	3,078	4,086	13,586	3,339	3,184	3,078	4,086	13,687	63	38	-	-	101
Net Income Attributable to AT&T	3,200	3,044	2,994	4,006	13,244	3,263	3,082	2,994	4,006	13,345	63	38	-	-	101
Basic Earnings Per Share Attributable to AT&T	$0.61	$0.58	$0.50	$0.65	$2.34	$0.63	$0.59	$0.50	$0.65	$2.37	$0.02	$0.01	$-	$-	$0.03
Diluted Earnings Per Share Attributable to AT&T	$0.61	$0.58	$0.50	$0.65	$2.34	$0.63	$0.59	$0.50	$0.65	$2.37	$0.02	$0.01	$-	$-	$0.03

	2014 Calendar Quarter (Historical)					2014 Calendar Quarter (Adjusted)					Effect of Change
	First	Second	Third	Fourth	Annual	First	Second	Third	Fourth	Annual	First	Second	Third	Fourth	Annual
Total Operating Revenues	$32,476	$32,575	$32,957	$34,439	$132,447	$32,476	$32,575	$32,957	$34,439	$132,447	$-	$-	$-	$-	$-
Operating Income (Loss)	6,278	5,616	5,402	(5,550)	11,746	6,335	5,739	5,607	(5,469)	12,212	57	123	205	81	466
Net Income (Loss)	3,734	3,621	3,059	(3,896)	6,518	3,770	3,697	3,187	(3,918)	6,736	36	76	128	(22)	218
Net Income (Loss) Attributable to AT&T	3,652	3,547	3,002	(3,977)	6,224	3,688	3,623	3,130	(3,999)	6,442	36	76	128	(22)	218
Basic Earnings (Loss) Per Share Attributable to AT&T	$0.70	$0.68	$0.58	$(0.77)	$1.19	$0.71	$0.70	$0.60	$(0.77)	$1.24	$0.01	$0.02	$0.02	$-	$0.05
Diluted Earnings Per Share Attributable to AT&T	$0.70	$0.68	$0.58	$(0.77)	$1.19	$0.70	$0.69	$0.60	$(0.77)	$1.24	$-	$0.01	$0.02	$-	$0.05